SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.
CNPJ No. 06.164.253/0001-87
NIRE 35.300.314.441

I.           Date, Time and Place: On May 13, 2024, at 04:00 pm, in a hybrid format, considered to be held at the headquarters of Gol Linhas Aéreas Inteligentes S.A. (the “Company”), at Praça Comandante Linneu Gomes, s/n, Portaria 3, at the Board of Director’s meeting room, Jardim Aeroporto, CEP 04626-020, in the city and state of São Paulo.

II.         Call and Attendance The call notice was submitted in accordance with Article 19 of the Company's Bylaws, and a majority of the members of the Board of Directors attended the meeting.

III.	Presiding Board: Chairman: Mr. Constantino de Oliveira Junior; Secretary: Mrs. Renata Domingues da Fonseca Guinesi.

IV.        Agenda: Deliberate on: (i) the Management Report and the accounts presented by the Management regarding the First Quarter of 2024, ended on March 31, 2024; (ii) the Company's Quarterly Information ("ITR"), both individual and consolidated, for the period ended on March 31, 2024, accompanied by the report on the review of quarterly information issued by Ernst & Young Independent Auditors ("E&Y" or "Independent Auditor"); (iii) the Unaudited Interim Condensed Consolidated Financial Statements of the Company for the period ended on March 31, 2024; and (iv) authorization for the Company's Board of Directors to take all necessary actions to implement the resolutions made in the above items.

V.	Deliberation: After providing the necessary clarifications and following a thorough analysis of the relevant documents concerning the matters listed on the agenda, the members of the Board of Directors unanimously approved, without reservations:

(i) The Management Report and the accounts presented by the Management regarding the First Quarter of 2024, ended on March 31, 2024;

(ii) The Company's Quarterly Information ("ITR"), both individual and consolidated, for the period ended on March 31, 2024, accompanied by the report on the review of quarterly information issued by Ernst & Young Independent Auditors ("E&Y" or "Independent Auditor"); and

(iii) The approval and ratification of all acts carried out by the Company's Management for the implementation of the resolutions taken in the above items.

VI.        Signatures: As there was nothing further to discuss, the meeting was closed for drawing up these minutes, which were read, approved and signed by the attending members of the Board of Directors. The Board members present also signed a faithful version of these minutes in English (free translation), which will remain archived at the Company's headquarters.

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São Paulo/SP, May 13, 2024.

Presiding Board:

Constantino de Oliveira Junior President	Renata Domingues da Fonseca Guinesi Secretary

Members of the Board of Directors:

Constantino de Oliveira Junior	Ricardo Constantino

Philipp Schiemer	Germán Pasquale Quiroga Vilardo

Timothy Robert Coleman	Paul Stewart Aronzon

Anmol Bhargava	Marcela de Paiva Bomfim Teixeira

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer